Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE three-MONTH PERIOD

ENDED MARCH 31, 2026

TABLE OF CONTENTS

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2026

1.	MANAGEMENT DISCUSSION & ANALYSIS	2
2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	3
4.	OVERVIEW OF 1Q26	4
5.	FINANCIAL RESULTS	8
5.1	Basis of financial discussion	8
5.2	Selected interim information	9
5.3	Other financial information	9
5.4	Selected financial information	11
5.5	Summary of quarterly results	12
5.6	Liquidity and capital resources	12
5.7	Cash flow summary	13
6	TRANSACTIONS BETWEEN RELATED PARTIES	14
7	DISCLOSURE OF OUTSTANDING SHARE DATA	15
8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	16
9	CHANGES IN ACCOUNTING POLICY	16
10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	16
11	ADDITIONAL INFORMATION	16

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc. on a consolidated basis, for the three months ended March 31, 2026 (“1Q26”). References to “Bragg” or the “Company” in this MD&A refers to Bragg Gaming Group Inc. and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three months ended March 31, 2026 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-IFRS financial measures and metrics, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures and metrics will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures and metrics may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures. The non-IFRS measures and metrics used in this MD&A are “EBITDA”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. See “Financial Results - Other Financial Information” in this MD&A for a reconciliation of these non-IFRS measures and metrics to their closest comparable IFRS measures and metrics.

This MD&A and, in particular the information in respect of Bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to May 14, 2026, the date the Company’s Board of Directors (the “Board”) approved this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws in Canada and the U.S., including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations and projections as of May 14, 2026, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF SELECTED FINANCIAL INFORMATION AND OTHER DATA

The Company’s selected financial information are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financial information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	3

4.	OVERVIEW OF 1Q26

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the U.S. and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg.

The Company is dual-listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”), both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to be a leading vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Financial performance for the three months ended March 31, 2026

The Company is pleased to report on its financial performance during the three months ended March 31, 2026. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

The Company has only one operating segment: B2B online gaming, and as at March 31, 2026 it derived 79.0% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions in addition to strategic technology licensing. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the three months ended March 31, 2026, the majority of the Company’s operating revenue was geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	4

Revenue

For the three months ended March 31, 2026, the Company’s revenue1 increased from the same period in the previous year by 0.6% to EUR 25.7m (1Q25: EUR 25.5m), driven by strong performance in Brazil following the opening of the newly regulated market in 2025, as well as the short term uplift in the Netherlands from a fixed agreement.

Total games and content products revenue amounted to EUR 20.3m (1Q25: EUR 20.3m) and accounted for 79.0% (1Q25: 79.5%) of total revenues. Growth in this revenue stream has been supported by continued investment and innovation in its technology, games development and product offering.

Gross Profit

Gross profit decreased compared to the same period in the previous year by 0.4% to EUR 14.2m (1Q25: EUR 14.3m) with gross margin decreasing by 54 bps to 55.5% (1Q25: 56.0%). The gross profit margin decreased primarily due to a higher contribution from third-party and aggregation revenue, which accounted for 48.9% of total revenue in 1Q26 (1Q25: 45.0%), reflecting growth in the Brazilian market following its regulation in 2025.

Expenses

Selling, general and administrative expenses marginally decreased compared to the same period in the previous year by 0.9% to EUR 15.7m (1Q25: EUR 15.8m) representing to 61.1% of the total revenue (1Q25: 62.0%).

These changes in the quarter were driven by the following:

(a)	Salaries and subcontractors remained flat at EUR 6.6m (1Q25: EUR 6.6m), which includes restructuring-related termination costs of EUR 0.8m incurred in 1Q26 and classified as Exceptional costs outside of the Adjusted EBITDA. On an underlying basis, excluding these exceptional costs, salaries and subcontractors decreased by EUR 0.4m, driven by improved headcount and operational efficiencies.

(b)	Share based compensation costs amounted to nearly EUR nil (1Q25: EUR 0.8m). The decrease reflects a reduction in the fair value of share appreciation rights introduced and awarded to the executive management on December 29, 2024, primarily driven by lower share price at the end of the period.

Total employee costs (including share-based compensation charge) decreased by EUR 0.8m to EUR 6.6m (1Q25: EUR 7.4m).

(c)	Information technology and hosting increased by EUR 0.3m to EUR 1.6m (1Q25: EUR 1.3m) as a result of hosting and security enhancements.

(d)	Professional fees slightly increased by EUR 0.2m to EUR 1.3m (1Q25: EUR 1.1m) mainly comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs.

(e)	Corporate costs amounted to EUR 0.1m (1Q25: EUR 0.1m) which relate to costs incurred in connection with the Company’s listing on the Nasdaq and TSX, as well as costs of investor and public relations activities as part of the Company’s general corporate strategy.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	5

(f)	Sales and marketing increased by EUR 0.1m to EUR 0.4m (1Q25: EUR 0.3m) primarily due to timing of expenditure.

(g)	Other operational costs increased to EUR 0.5m (1Q25: EUR 0.4m) primarily driven by revaluation of lease liabilities.

Profitability

For the three months ended March 31, 2026, total operating loss amounted to EUR 1.4m (1Q25: EUR 1.7m), a decrease of EUR 0.3m as a result of the decrease in selling, general and administrative expenses of EUR 0.1m, a gain/(loss) on remeasurement of deferred consideration of EUR nil (1Q25: a loss of EUR 0.2m), which was partially offset by the decrease in gross profit of EUR 0.1m.

The Company’s Adjusted EBITDA remained static compared to the same period in the previous year at EUR 4.0m (1Q25: EUR 4.1m) with Adjusted EBITDA Margin decreasing by 35 bps to 15.7% (1Q25: 16.0%). For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results – Other Financial Information” in this MD&A.

Management currently expects the Company’s profitability to improve following a strategic realignment and headcount reductions announced on January 8, 2026, with a focus on integration and optimization.

Cash Flow

Cash flows generated from operating activities for the three months ended March 31, 2026 amounted to an inflow of EUR 1.7m (1Q25: EUR 4.5m) with the underlying operating performance decreasing to EUR 3.6m (1Q25: EUR 4.0m) coupled with net negative movement in working capital of EUR 1.5m and income taxes paid of EUR 0.4m (1Q25: net positive movement in working capital of EUR 0.6m and income taxes paid of EUR 0.2m).

Cash flows used in investing activities amounted to an outflow of EUR 3.4m (1Q25: EUR 3.3m), as a result of increased investment in software development costs.

Cash flows used in financing activities amounted to an outflow of EUR 1.2m (1Q25: EUR 0.6m), mainly due to the partial repayment of revolving credit facility of EUR 0.7m (1Q25: EUR nil), interest and financing fees of EUR 0.1m (1Q25: EUR 0.2m), repayment of lease liability of EUR 0.4m (1Q25: EUR 0.3m).

Financial Position

Cash and cash equivalents as at March 31, 2026 amounted to EUR 3.4m (December 31, 2025: EUR 6.7m), a decrease of EUR 3.3m as a result of EUR 1.7m cash generated from operating activities, offset by EUR 3.4m used in investing activities, EUR 1.2m used in financing activities and EUR 0.3m of foreign exchange loss.

Trade and other receivables as at March 31, 2026 totalled EUR 19.5m (December 31, 2025: EUR 21.1m), with the decrease driven by timing of billing and improved cash collection.

Trade payables and other liabilities as at March 31, 2026 decreased by EUR 3.0m to EUR 22.5m (December 31, 2025: EUR 25.5m), primarily driven by timing of payments.

Others

•	Drayton Acquisition: On May 14, 2026, subsequent to the reporting date, the Company entered into a binding letter of intent to acquire 100% of the equity interests of Drayton International ("Drayton"), a diversified gaming technology and content platform comprising equity interests in five game development studios and three proprietary technology and distribution platforms. The aggregate consideration is EUR 7.69m (approximately USD 9.0m), to be settled entirely through the issuance of newly issued common shares of the Company (the "Transaction"). The Company will also hold rights of first offer and matching rights over each of Drayton's five portfolio studios. The Transaction is subject to the execution of a definitive acquisition agreement, applicable gaming regulatory approvals, approval of the listing of the Bragg common shares to be issued under the Transaction on the TSX and the Nasdaq, and the satisfaction of certain other closing conditions customary for a transaction of this nature.

•	Financing: During the three months ended March 31, 2026, the Company repaid EUR 0.7m of its outstanding revolving credit facility, which is with a Tier One Canadian financial institution allowing for withdrawal of a maximum aggregate amount of up to USD 6.0m. During the three months ended March 31, 2026, the Company did not make any further draw downs from this available facility.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	6

•	Share Capital: As of March 31, 2026, the number of issued and outstanding shares was 25,574,284 (December 31, 2025: 25,553,293), the number of outstanding awards from equity incentive plans was 1,054,856 (December 31, 2025: 1,003,842), and the number of warrants issued in connection with convertible debt was 979,048 (December 31, 2025: 979,048).

•	Employees: As of March 31, 2026, the Company had 500 employees, contractors, and sub-contractors (March 31, 2025: 514) across Europe, North America, South America and India.

Strategic Progress

Bragg continuously delivers on its focused, global strategy of becoming a leader in iGaming by striving to provide best-in-class games and technology solutions which consistently meet and exceed industry standards.

Functioning as a go-to Nasdaq and TSX-listed regulated iGaming supplier to a dynamic portfolio of iGaming customers, Bragg can draw on a suite of online casino content and technology solutions which are available in more than 30 regulated iGaming jurisdictions globally.

The Company creates and delivers online casino content, including leading-edge proprietary content and top-tier online casino games from third-party studios. Bragg also serves as an enablement partner for online casino, sports betting and lottery operators looking to launch, run, scale and optimize their websites and apps for maximum success.

With a strong focus on the end user experience, Bragg leverages advanced analytics and increasingly powerful Artificial Intelligence (“AI”) with the aim of enhancing player engagement, maximizing of revenue potential and driving smarter, more efficient iGaming operations.

Central to the Company’s 2026 strategy is an ambitious “AI-First” transformation plan. By targeting 2027 for full implementation, Bragg aims to ensure AI-enhanced products become standard in over 90% of all launches and that AI impacts over 75% of operational workflows. This shift leverages the "Bragg AI Brain" to enhance player engagement, maximize revenue potential, and drive smarter, more efficient iGaming operations.

The Company’s strategic focus areas to achieve its vision are:

a)	Shifting Revenue Concentration

The Company aims to increase the percentage of revenue derived from the development and delivery of proprietary online casino content in order to provide a more margin-accretive mix and to improve profitability, to further the Company’s goal of reducing reliance on revenue from aggregated, non-exclusive online casino content by year-end.

b)	Brazil Growth

Bragg has seen consistent revenue growth in the Brazilian regulated iGaming market, having commenced operations on the day of the market opening on January 1, 2025. Bragg continues to assert its belief that its proprietary and exclusive content and aggregation business can capture a significant share of the USD 5.7 billion Brazilian market which is expected to rise to USD 7.7 billion by 2030, according to H2 Gambling Capital.

c)	U.S. Market Penetration

Bragg believes that it is strategically positioned for significant growth in the U.S. market through the leveraging of its proprietary and exclusive content portfolio. By integrating with top-tier operators including FanDuel, DraftKings, Rush Street, Caesars and BetMGM and securing licenses in all key iGaming states, the Company’s content is accessible to over 90% of the U.S. regulated iGaming market, valued at over USD 10 billion, according to H2 Gambling Capital. The Company expects further states to introduce regulatory frameworks for online casino operations in the coming years, with the total addressable market at maturity projected at over USD 75 billion. The Company believe that it is well positioned to scale with the market. With technical integrations and commercial agreements already in place with the leading U.S. facing online casino operators, management believes that the projected costs and barriers for the Company to roll out in newly regulated U.S. jurisdictions are low, or negligible.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	7

d)	Operational Excellence and Profitability

In early 2026, the Company initiated a strategic restructuring, including an approximately 12% reduction in its global workforce, to realign the organization and improve its cost structure. These efforts are expected to yield approximately EUR 4.5m in annualized cash savings, strengthening the Company’s financial foundation and accelerating the path to cash profitability and EBITDA growth.

Outlook

Revenue Guidance

Revenue for the year ended December 31, 2026 remains unchanged from that previously disclosed and is expected to be in the range of EUR 97.0m to EUR 104.5m, despite the Company anticipating that it will have to continue navigating increasingly complex regulatory compliance requirements and recent tax changes in the Netherlands and other regions in which the Company operates.

Adjusted EBITDA Guidance

Adjusted EBITDA for the year ended December 31, 2026 also remains unchanged and is forecasted to be in the range of EUR 16.0m to EUR 19.0m (representing an Adjusted EBITDA Margin of approximately 16.0% to 18.0%), supported by factors which include a continuing shift toward higher margin product offerings and the structural cost savings expected from the plans to utilize AI to drive cost efficiencies and improve operational excellence.

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling, and Brazilian real due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

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5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended
	March 31,	March 31,
EUR 000	2026	2025
Revenue	25,652	25,505
Net Loss	(1,186)	(2,640)
EBITDA	3,244	3,040
Adjusted EBITDA	4,016	4,084

Basic Loss Per Share	(0.05)	(0.11)
Diluted Loss Per Share	(0.05)	(0.11)

	As at	As at
	March 31,	December 31,
	2026	2025
Total assets	92,557	99,349
Total non-current liabilities	3,571	3,953

Dividends paid	nil	nil

As at March 31, 2026, non-current financial liabilities primarily consists of EUR 2.4m in lease obligations on right of use assets in relation to office leases (December 31, 2025: EUR 2.7m).

With the exception of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently across for all reporting periods presented.

5.3	OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

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The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iii) adding back or deducting gain (loss) on lease modification; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back certain exceptional costs; (vi) adding back transaction and acquisition costs; and (vii) adding back or deducting gain (loss) on disposal of tangible assets. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended March 31,
EUR 000	2026	2025
Net Loss	(1,186)	(2,640)
Income taxes (recovery) expense	(79)	614
Loss Before Income Taxes	(1,265)	(2,026)
Net interest income (expense) and other financing charges	(174)	346
Depreciation and amortization	4,683	4,720
EBITDA	3,244	3,040
Depreciation of right-of-use assets	(302)	(214)
Lease interest expense	(26)	(27)
Gain on lease modification	(30)	(101)
Share based compensation	38	846
Transaction and acquisition costs	40	—
Exceptional costs	1,056	383
Gain on disposal of tangible assets	(4)	—
Loss on remeasurement of deferred consideration	—	157
Adjusted EBITDA	4,016	4,084

Exceptional costs during the three months ended March 31, 2026 amounted to EUR 1.1m mainly relating to restructuring-related termination costs.

Exceptional costs in the three months ended March 31, 2025 amounted to EUR 0.4m relating to legal and professional costs associated with non-recurring strategic process driven cost, corporate and regulatory matters, and expenses related to the Board’s strategic review.

Loss on remeasurement of deferred consideration during the three months ended March 31, 2025 was in respect of the remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin, which was fully settled on June 05, 2025, with the issuance of 371,496 shares.

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5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended March 31,
EUR 000	2026	2025	2024
Revenue	25,652	25,505	23,811
Operating Loss	(1,439)	(1,680)	(1,268)
EBITDA	3,244	3,040	2,609
Adjusted EBITDA	4,016	4,084	3,411

	As at	As at
	March 31,	December 31,
	2026	2025
Total assets	92,557	99,349
Total liabilities	30,553	36,647

TRADE AND OTHER RECEIVABLES

	As at	As at
	March 31,	December 31,
EUR 000	2026	2025
Trade receivables	18,123	20,398
Sales tax receivables	1,360	724
Trade and other receivables	19,483	21,122

The following is an aging of the Company’s trade receivables:

	As at	As at
	March 31,	December 31,
EUR 000	2026	2025
Less than one month	16,650	17,858
Between two and three months	1,403	2,697
Greater than three months	1,785	1,370
	19,838	21,925
Provision for expected credit losses	(1,715)	(1,527)
Trade receivables	18,123	20,398

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	March 31,	December 31,
EUR 000	2026	2025
Trade payables	8,849	9,148
Accrued liabilities	13,607	16,300
Other liabilities	41	72
Trade payables and other liabilities	22,497	25,520

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5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2026	2025				2024
EUR 000	1Q26	4Q25	3Q25	2Q25	1Q25	4Q24	3Q24	2Q24
Revenue	25,652	27,686	26,804	26,079	25,505	27,160	26,169	24,861
Operating loss	(1,439)	(88)	(1,202)	(2,348)	(1,680)	(654)	(406)	(1,215)
EBITDA	3,244	4,419	4,027	2,621	3,040	4,039	3,924	2,779
Adjusted EBITDA	4,016	4,561	4,445	3,459	4,084	4,682	4,083	3,615
Loss per share - Basic	(0.05)	(0.05)	(0.09)	(0.07)	(0.11)	(0.03)	(0.01)	(0.10)
Loss per share - Diluted	(0.05)	(0.05)	(0.09)	(0.07)	(0.11)	(0.03)	(0.01)	(0.10)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. The Company also uses debt financing facilities, which provide additional capital to be used for operation expenditure and for the achievement of greater financial flexibility.

Revolving credit facility

During the three months ended March 31, 2026, the Company repaid EUR 0.7m of its outstanding revolving credit facility, which is with a Tier One Canadian financial institution allowing for withdrawal of a maximum aggregate amount of up to USD 6.0m. The associated securities, customary legal and financial covenants, and applicable interest rates are disclosed in the notes of the Interim Financial Statements. The drawn down balance on this facility is CAD 4.5m in CDN$ Term CORRA loans as at March 31, 2026 (as at December 31, 2025: CAD 4.5m in CDN$ Term CORRA loans and CAD 1.1m in CDN$ Prime Rate loans).

The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	March 31,	December 31,
EUR 000	2026	2025
Cash and cash equivalents	3,413	6,658
Trade and other receivables	19,483	21,122
Prepaid expenses and other assets	2,597	3,905
Current liabilities excluding loans payable	(24,148)	(29,182)
Net working capital	1,345	2,503
Loans payable	(2,834)	(3,512)
Net current assets	(1,489)	(1,009)

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	12

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at March 31, 2026 are below:

	2026	2027	2028	2029	2030	Thereafter	Total
Trade payables and other liabilities	22,497	—	—	—	—	—	22,497
Lease obligations on right of use assets	1,436	1,440	727	290	44	—	3,937
Loans payable	2,810	—	—	—	—	—	2,810
Share appreciation rights liability	2,739	1,435	132	—	—	—	4,306
Other non-current liabilities	4	11	53	10	14	504	596
	29,486	2,886	912	300	58	504	34,146

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The highlights of cash flow from continuing operations include:

	Three Months Ended March 31,
EUR 000	2026	2025
Operating activities	1,647	4,494
Investing activities	(3,447)	(3,304)
Financing activities	(1,154)	(556)
Effect of foreign exchange	(291)	(286)
Net cash flow	(3,245)	348

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	13

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 3.4m (three months ended March 31, 2025: EUR 2.9m).

	Three Months Ended March 31,
EUR 000	2026	2025
Purchases of property and equipment	(23)	(80)
Additions in intangible assets	(3,424)	(2,874)
Loan receivables	—	(350)
Cash flows used in investing activities	(3,447)	(3,304)

Cash flow used in financing activities amounted to an outflow of EUR 1.2m (1Q25: EUR 0.6m), mainly due to the partial repayment of revolving credit facility of EUR 0.7m (1Q25: EUR nil), interest and financing fees of EUR 0.1m (1Q25: EUR 0.2m), repayment of lease liability of EUR 0.4m (1Q25: EUR 0.3m).

	Three Months Ended March 31,
EUR 000	2026	2025
Proceeds from exercise of stock options	—	37
Repayment of lease liability	(386)	(344)
Repayment of loans payable	(689)	—
Interest and financing fees	(79)	(249)
Cash flows used in financing activities	(1,153)	(556)

There have been no significant non-cash transactions from financing activities in either period.

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

All related party transactions and balances disclosed in the note below relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	14

Transactions with Shareholders, Key Management Personnel and Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Three Months Ended March 31,
	2026	2025
Salaries and subcontractors	(441)	(778)
Share based compensation	(468)	(624)
	(909)	(1,402)

Balances due to/from shareholders, key management personnel and Board of Directors are set out as follows:

Interim unaudited condensed consolidated statements of financial position	As at	As at
	March 31,	December 31,
	2026	2025
Accrued liabilities	(42)	(382)
Net related party payable	(42)	(382)

Other transactions with shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity	Three Months Ended March 31,
	2026	2025
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(39)	(87)
Share capital	39	124
Net movement in equity	—	37

Interim unaudited condensed consolidated statements of changes in cash flow	Three Months Ended March 31,
	2026	2025
Proceeds from exercise of options	—	37

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	March 31,	May 14,
	2026	2026
Common Shares	25,574,284	25,631,959
Warrants	979,048	979,048
Fixed Stock Options	877,176	835,797
Restricted Share Units	100,000	—
Deferred Share Units	77,680	99,742
	27,608,188	27,546,546

Bragg Gaming Group Inc. Management Discussion & Analysis March 31, 2026	15

8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Interim Financial Statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as of the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the three months ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company continues to review and improve our internal control environment and enhancements have been made throughout the current financial period and previous financial year.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as of the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11 ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name. Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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